As filed with the United States Securities and Exchange Commission on , 2018	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
EVIDENCED BY
 AMERICAN DEPOSITARY RECEIPTS
Nordea Bank Abp

 (Exact name of issuer of deposited securities as specified in its charter)
N/A
 (Translation of issuer's name into English)
Finland
(Jurisdiction of incorporation or organization of issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
Nordea Bank AB (publ) New York Branch
1211 Avenue of the Americas
New York, NY 10036
United States
+1 212-318-9300

(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
 (212) 250-9100

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box:          ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing a specified number of ordinary shares of Nordea Bank Abp	100,000,000	$0.05	$5,000,000	$622.50

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
 INFORMATION REQUIRED IN PROSPECTUS
PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt ("Receipt"), included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED
CROSS REFERENCE SHEET
Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

1. Name of depositary and address of its principal executive office	Face of Receipt, Introductory article and bottom center
2. Title of Receipts and identity of deposited securities Terms of Deposit:	Face of Receipt, Top center
(i) The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner
(ii) The procedure for voting, if any, the deposited securities	Article (15)
(iii) The collection and distribution of dividends	Article (13)
(iv) The transmission of notices, reports and proxy soliciting material	Articles (12), (14) and (15)
(v) The sale or exercise of rights	Articles (2), (6), (13), (16) and (21)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (13) and (16)
(vii) Amendment, extension or termin-ation of the deposit arrangements	Articles (20) and (21) (no provision for extensions)
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article (12)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (3) and (4)
(x) Limitation upon the liability of the depositary	Articles (6), (10), (15), (16), (17), (18) and (21)
3. Fees and charges which may be imposed directly or indirectly against holders of Receipts	Article (9)

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Item 2. AVAILABLE INFORMATION	Article (12)
(a)          As set forth in Article (12) of the Form of Receipt constituting the prospectus included herein, Nordea Bank Abp publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended on its Internet Web site (www.nordea.com/en) or through an electronic information delivery system generally available to the public in its primary trading market.

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PART II
 INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS
(a)
Form of Deposit Agreement, dated as of                            , 2018, by and among Nordea Bank Abp, Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.
(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).
(e)          Certification under Rule 466. – Not Applicable.
(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.
Item 4.	UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

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SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Nordea Bank Abp, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F‑6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 20, 2018.
Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing ordinary shares of Nordea Bank Abp

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Fitzpatrick
Name: Michael Fitzpatrick Title: Vice President

By:	/s/ Michael Curran
Name: Michael Curran Title: Vice President

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Nordea Bank Abp certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Helsinki, Finland on September 20, 2018.

Nordea Bank Abp

By:	/s/ Christopher Rees
Name: Christopher Rees Title: Chief Financial Officer

By:	/s/ Maria Snöbohm
Name: Maria Snöbohm Title: Head of Group Legal

POWER OF ATTORNEY

We, the undersigned directors and officers of Nordea Bank Abp hereby severally  constitute and appoint Christopher Rees and Maria Snöbohm, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments( including pre-effective and post-effective amendments) to this Registration Statement, and any subsequent Registration Statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Casper von Koskull	President and Group Chief	September 20, 2018
Casper von Koskull	Executive Officer (principal executive officer)
/s/ Christopher Rees	Group Chief Financial Officer	September 20, 2018
Christopher Rees	(principal financial and accounting officer)
/s/ Björn Wahlroos	Director and	September 20, 2018
Björn Wahlroos	Chairman of the Board of Directors
/s/ Lars G Nordström	Director	September 20, 2018
Lars G Nordström
/s/ Pernille Erenbjerg	Director	September 20, 2018
Pernille Erenbjerg
/s/ Nigel Hinshelwood	Director	September 20, 2018
Nigel Hinshelwood
/s/ Robin Lawther	Director	September 20, 2018
Robin Lawther
/s/ Torbjörn Magnusson	Director	September 20, 2018
Torbjörn Magnusson
/s/ Sarah Russell	Director	September 20, 2018
Sarah Russell
/s/ Silvija Seres	Director	September 20, 2018
Silvija Seres
/s/ Birger Steen	Director	September 20, 2018
Birger Steen
/s/ Maria Varsellona	Director	September 20, 2018
Maria Varsellona

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Nordea Bank Abp, has signed this Registration Statement on Form F-6 in New York, New York, on September 20, 2018.
Nordea Bank AB (publ), New York Branch as Authorized U.S. Representative

By:	/s/ Henrik. M. Steffensen
Name: Henrik. M. Steffensen Title: Executive Vice President

By:	/s/ Kren Holm-Jorgensen
Name: Kren Holm-Jorgensen Title: Senior Vice President

INDEX TO EXHIBITS
Exhibit Number
(a) Form of Deposit Agreement (d) Opinion of counsel to the Depositary